Exhibit 99.1

Fiscal Q3 2014 WNS (Holdings) Limited

WNS Announces Third Quarter Fiscal 2014 Earnings

NEW YORK, NY and MUMBAI, INDIA, January 15, 2014 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM)** services, today announced results for the 2014 fiscal third quarter ended December 31, 2013.

Highlights — Fiscal Third Quarter 2014:

GAAP Financials

•      Revenue of $127.1 million, up 5.8% from $120.2 million in Q3 of last year and up 3.3% from $123.1 million last quarter

•      Profit of $12.2 million, compared to $6.1 million in Q3 of last year and $9.3 million last quarter

•      Diluted earnings per ADS of $0.23, compared to $0.12 in Q3 of last year and $0.18 last quarter

Non-GAAP Financial Measures*

•      Revenue less repair payments of $119.6 million, up 5.4% from $113.5 million in Q3 of last year and up 3.7% from $115.4 million last quarter

•      Adjusted Net Income (ANI) of $19.8 million, compared to $14.0 million in Q3 of last year and $17.2 million last quarter

•      Adjusted diluted earnings per ADS of $0.38, compared to $0.27 in Q3 of last year and $0.33 last quarter

Other Metrics

•      Added 4 new clients in the quarter, expanded 8 existing relationships

•      Days sales outstanding (DSO) at 31 days

•      Global headcount of 26,578 as of December 31, 2013

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* in the fiscal third quarter was $119.6 million, representing a 5.4% increase versus the third quarter of last year and a 3.7% increase from the previous quarter. Year-over-year, revenue improvement was broad-based with the growth rate paced by strength in the Banking & Financial Services, Utilities, Shipping & Logistics, and Insurance verticals. On a year-over-year basis, revenue was pressured by currency headwinds resulting from depreciation in the South African rand and Australian dollar against the US dollar. Sequentially, revenue was favorably impacted by appreciation in the British Pound against the US dollar.  Excluding exchange rate impacts, constant currency revenue less repair payments* in the third quarter grew 6.0% year-over-year and 1.1% sequentially.

Adjusted operating margin* for the quarter was 18.4%, as compared to 13.9% in Q3 of last year, and 16.2% reported in the second quarter. On a year-over-year basis, operating margin improved as a result of depreciation in the Indian rupee against the US dollar, improved productivity and operating leverage associated with higher revenue. Partially offsetting this favorability were investments in global infrastructure which reduced seat utilization and the impact of our annual wage increases. The sequential improvement in adjusted operating margin* from Q2 to Q3 was largely driven by favorable currency exchange rates.

* See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

** Previously described as Business Process Outsourcing (BPO) in our prior annual reports on Form 20-F and current reports on Form 6-K containing our quarterly results for periods up to (and including) fiscal Q1 2014 ended June 30, 2013.

Fiscal Q3 2014 WNS (Holdings) Limited

Adjusted net income (ANI)* in the fiscal third quarter was $19.8 million, up $5.8 million as compared to Q3 of last year and up $2.6 million from the previous quarter. Third quarter ANI* margin was 16.6%, as compared to 12.3% in Q3 of last year, and 14.9% reported last quarter.

From a balance sheet perspective, WNS ended the fiscal third quarter with $122.5 million in cash and investments and $87.6 million of gross debt. In the third quarter, the company generated $22.6 million in cash from operations, and had $5.7 million in capital expenditures. Days sales outstanding were 31 days, as compared to 32 days in Q3 of last year and 30 days reported in the previous quarter.

“During the third quarter, the company was able to grow our top line, expand margins and profits, and generate healthy cash flow.  Our new business pipeline remains robust, and we continue to move deals along at a slow and steady pace.  WNS added 4 new logos this quarter, including our fourth large deal of fiscal 2014.  This new relationship with a major US Insurer will begin with Finance and Accounting and actuarial services, and has long-term growth potential,” said Keshav Murugesh, WNS’s Chief Executive Officer.

“We believe recognition of our competitive positioning is improving as the BPM industry shifts towards domain-led solutions and higher value service offerings.  WNS plans to continue investing in enhancing our capabilities to meet the evolving needs of our clients, with the objective of growing our organic revenues at or above industry levels.”

Fiscal 2014 Guidance

WNS has updated guidance for the fiscal year ending March 31, 2014 as follows:

•                  Revenue less repair payments* is expected to be between $470 million and $472 million, up from $436.1 million in fiscal 2013. This assumes an average GBP to USD exchange rate of 1.63 for the remainder of fiscal 2014.

•                  ANI* is expected to range between $70 million and $72 million, up from $53.1 million in fiscal 2013. This assumes an average USD to INR exchange rate of 62.0 for the remainder of fiscal 2014.

“The company has updated our forecast for fiscal 2014 based on current visibility levels and exchange rates. Our revised guidance for the year reflects top line growth of 8%, with over 99% visibility to the midpoint of the range. This guidance represents 8% to 9% revenue growth on a constant currency* basis. Profitability is expected to expand at a much greater pace than revenue this fiscal year, with our revised ANI* guidance now reflecting 32% to 36% year-over-year improvement,” said Sanjay Puria, WNS’s Chief Financial Officer.

Conference Call

WNS will host a conference call on January 15, 2014 at 8:00 am (Eastern) to discuss the company’s quarterly results.  To participate in the call, please use the following details: +1-877-415-3185; international dial-in +1-857-244-7328; participant passcode 97628452. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 30218126, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2013, WNS had 26,578 professionals across 33 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Fiscal Q3 2014 WNS (Holdings) Limited

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2014 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:
David Mackey Corporate SVP—Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head — Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures is contained in “Part I —Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 2, 2013.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I — Item 5. Operating and Financial Review and Prospects — Overview” in our annual report on Form 20-F filed with the SEC on May 2, 2013.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

Fiscal Q3 2014 WNS (Holdings) Limited

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q3 2014 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
Revenue	$127.1	$120.2	$123.1
Cost of revenue	81.7	80.8	79.7
Gross profit	45.5	39.3	43.4
Operating expenses:
Selling and marketing expenses	8.9	7.8	9.0
General and administrative expenses	13.1	15.1	13.0
Foreign exchange loss, net	3.3	2.1	4.6
Amortization of intangible assets	5.8	6.6	5.8
Operating profit	14.4	7.8	10.9
Other income, net	(2.5)	(1.3)	(1.8)
Finance expense	0.7	0.9	0.8
Profit before income taxes	16.1	8.2	12.0
Provision for income taxes	3.9	2.2	2.6
Profit	$12.2	$6.1	$9.3

Earnings per share of ordinary share
Basic	$0.24	$0.12	$0.18
Diluted	$0.23	$0.12	$0.18

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Dec 31, 2013 compared to
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013	Dec 31, 2012	Sep 30, 2013
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$127.1	$120.2	$123.1	5.8%	3.3%
Less: Payments to repair centers	7.5	6.7	7.7	12.7%	(2.6)%
Revenue less repair payments (Non-GAAP)	$119.6	$113.5	$115.4	5.4%	3.7%
Constant currency revenue less repair payments (Non-GAAP)	$121.5	$114.7	$120.2	6.0%	1.1%

Fiscal Q3 2014 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
	(Amounts in millions)
Cost of revenue (GAAP)	$81.7	$80.8	$79.7
Less: Payments to repair centers	7.5	6.7	7.7
Less: Share-based compensation expense	0.4	0.0	0.4
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$73.8	$74.2	$71.6

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
	(Amounts in millions)
Gross profit (GAAP)	$45.5	$39.3	$43.4
Add: Share-based compensation expense	0.4	0.0	0.4
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$45.9	$39.4	$43.8

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
Gross profit as a percentage of revenue (GAAP)	35.8%	32.7%	35.3%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	38.3%	34.7%	38.0%

Fiscal Q3 2014 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$8.9	$7.8	$9.0
Less: Share-based compensation expense	0.2	0.1	0.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$8.7	$7.7	$8.9

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
Selling and marketing expenses as a percentage of revenue (GAAP)	7.0%	6.5%	7.3%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	7.3%	6.8%	7.7%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
	(Amounts in millions)
General and administrative expenses (GAAP)	$13.1	$15.1	$13.0
Less: Share-based compensation expense	1.2	1.2	1.5
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$11.9	$13.9	$11.5

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
General and administrative expenses as a percentage of revenue (GAAP)	10.3%	12.5%	10.6%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	10.0%	12.2%	10.0%

Fiscal Q3 2014 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
	(Amounts in millions)
Operating profit (GAAP)	$14.4	$7.8	$10.9
Add: Amortization of intangible assets	5.8	6.6	5.8
Add: Share-based compensation expense	1.8	1.3	2.0
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$22.0	$15.8	$18.7

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
Operating profit as a percentage of revenue (GAAP)	11.3%	6.5%	8.9%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	18.4%	13.9%	16.2%

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
	(Amounts in millions)
Profit (GAAP)	$12.2	$6.1	$9.3
Add: Amortization of intangible assets	5.8	6.6	5.8
Add: Share-based compensation expense	1.8	1.3	2.0
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$19.8	$14.0	$17.2

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
Profit as a percentage of revenue (GAAP)	9.6%	5.0%	7.6%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	16.6%	12.3%	14.9%

Fiscal Q3 2014 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
Basic earnings per ADS (GAAP)	$0.24	$0.12	$0.18
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.15	0.16	0.16
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.39	$0.28	$0.34

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2013	Dec 31, 2012	Sep 30, 2013
Diluted earnings per ADS (GAAP)	$0.23	$0.12	$0.18
Add: Adjustments for amortization of intangible assets and share-based compensation expense.	0.15	0.15	0.15
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.38	$0.27	$0.33

Fiscal Q3 2014 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in millions, except share and per share data)

	As at December 31, 2013	As at March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$28.3	$27.9
Investments	94.2	46.5
Trade receivables, net	62.0	64.4
Unbilled revenue	31.9	25.5
Funds held for clients	13.8	19.9
Derivative assets	5.5	7.6
Prepayments and other current assets	16.9	12.0
Total current assets	252.7	203.8
Non-current assets:
Goodwill	84.1	87.1
Intangible assets	70.6	92.1
Property and equipment	45.8	48.4
Derivative assets	2.7	3.8
Investments	0.0	43.2
Deferred tax assets	42.2	41.6
Other non-current assets	14.9	14.8
Total non-current assets	260.3	331.1
TOTAL ASSETS	$513.0	$534.9

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$22.5	$29.3
Provisions and accrued expenses	24.3	26.7
Derivative liabilities	15.4	3.9
Pension and other employee obligations	32.0	32.7
Short term line of credit	48.1	54.9
Current portion of long term debt	10.5	7.7
Deferred revenue	5.0	6.5
Current taxes payable	3.7	5.2
Other liabilities	7.6	15.4
Total current liabilities	169.3	182.4
Non-current liabilities:
Derivative liabilities	6.5	1.3
Pension and other employee obligations	4.9	5.6
Long term debt	29.0	33.7
Deferred revenue	2.8	3.3
Other non-current liabilities	3.7	4.4
Deferred tax liabilities	3.1	3.6
Total non-current liabilities	50.0	51.9
TOTAL LIABILITIES	$219.3	$234.3

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,181,695 and 50,588,044 shares each as at December 31, 2013 and March 31, 2013, respectively)	8.0	7.9
Share premium	275.4	269.3
Retained earnings	108.4	80.1
Other components of equity	(98.1)	(56.7)
Total shareholders’ equity	293.7	300.6
TOTAL LIABILITIES AND EQUITY	$513.0	$534.9